UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

Or
TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from     to

Commission File Number:  1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

WYETH UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

Explanatory Note

The Annual Report on Form 11-K of the Wyeth Union Savings Plan for the fiscal year ended December 31, 2013, filed on June 27, 2014 (the “Initial Report”), is amended by the filing of this Form 11-K/A Amendment No. 1 to the Initial Report for the sole purpose of adding the conformed signature of KPMG LLP on the Report of Independent Registered Public Accounting Firm and in Exhibit 23.1, Consent of Independent Registered Public Accounting Firm, which was inadvertently omitted from the Initial Report. For the convenience of the reader, this Form 11-K/A sets forth the Initial Report in its entirety.

Except as described above, no other amendments have been made to the Initial Report. This Form 11-K/A does not reflect events occurring after the filing of the Initial Report and does not modify or update the disclosures therein, except as specifically identified above.

WYETH UNION SAVINGS PLAN
DECEMBER 31, 2013 AND 2012

INDEX

Page

Report of Independent Registered Public Accounting Firm	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits as of December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2013 and 2012	3
Notes to Financial Statements	4–13

SUPPLEMENTAL SCHEDULES*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013	14
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2013	15
Signature	16

EXHIBIT
23.1 – Consent of Independent Registered Public Accounting Firm	17

*Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Savings Plan Committee
Wyeth Union Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Wyeth Union Savings Plan (the Plan) as of December 31, 2013 and 2012 and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2013 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 26, 2014

WYETH UNION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2013 and 2012

	December 31,
	2013	2012
Assets:
Investments, at fair value:
Pfizer Inc. common stock	$2,868,714	$2,154,372
Zoetis Inc. common stock	21,837	-
Common/collective trust funds	60,772,540	58,364,840
Mutual funds	4,823,900	3,731,401
Total investments, at fair value	68,486,991	64,250,613

Receivables:
Notes receivable from participants	1,226,593	1,336,458
Pending trade sales	-	21,534
Total receivables	1,226,593	1,357,992
Total assets	69,713,584	65,608,605

Liabilities: Investment management fees payable	2,490	6,200

Net assets available for plan benefits before adjustment	69,711,094	65,602,405

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(343,419)	(1,091,783)

Net assets available for plan benefits	$69,367,675	$64,510,622

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2013 and 2012

	Year Ended December 31,
	2013	2012

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$8,962,286	$5,145,697
Pfizer Inc. common stock dividends	87,627	74,150
Other dividends	422,171	822,344
Total investment income	9,472,084	6,042,191
Interest income from notes receivable from participants	56,945	84,088
Less: Investment management, redemption and loan fees	(7,929)	(7,917)
Net investment and interest income	9,521,100	6,118,362

Contributions:
Participant	3,164,116	3,714,595
Company	864,547	1,076,445
Rollovers into Plan	109,067	574,556
Total contributions	4,137,730	5,365,596
Total additions, net	13,658,830	11,483,958

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	8,801,777	11,621,188

Net increase (decrease)	4,857,053	(137,230)

Net assets available for plan benefits:
Beginning of year	64,510,622	64,647,852
End of year	$69,367,675	$64,510,622

See accompanying Notes to Financial Statements.

WYETH UNION SAVINGS PLAN
Notes to Financial Statements
December 31, 2013 and 2012

1.	Description of the Plan

General

On October 15, 2009, Pfizer Inc. (the Company or the Plan Sponsor) acquired all of the outstanding equity of Wyeth. In connection with the acquisition, the Company adopted and assumed sponsorship of the Wyeth Union Savings Plan (the Plan) effective October 15, 2009. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Internal Revenue Code of 1986 as amended (the Code).

The Plan, a defined contribution plan of legacy Wyeth, is a voluntary savings plan available to all eligible employees, as defined in the Plan. Employees become eligible to participate after they have completed 30 days of regular employment, as defined by the Plan, and whose employment is covered by a collective bargaining agreement that provides for their participation.

On June 24, 2013, the Plan sponsor completed the full disposition of its Animal Health business. The full disposition was completed through a series of steps, including, in the first quarter of 2013, the formation of Zoetis Inc. (Zoetis) and an initial public offering of an approximate 19.8% interest in Zoetis and, in the second quarter of 2013, an exchange offer for the remaining 80.2% interest. In connection with the exchange offer, Plan participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. In June 2014, actions were taken to eliminate the Zoetis Stock Fund. See Note 11, Subsequent Events, for additional information.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Plan Sponsor monitors and reports on the selection and termination of the trustee, custodian, and investment managers, and on the investment activity and performance of the Plan.

Administrative Costs

In general, except for investment management fees associated with certain investment fund options, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor. The Plan’s administrative expenses may be paid for through offsets and/or payments associated with one or more of the Plan’s investment options.

Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of eligible compensation, as defined in the Plan. Contributions can be made on a before-tax basis (“salary deferral contributions”), an after-tax basis (“after-tax contributions”), or a combination of both. Participants direct the investment of their contributions into various investment options offered by the Plan. Any contributions, for which the participant does not provide investment direction, are invested in the Plan’s Qualified Default Investment Alternative (QDIA) fund, which is generally the Vanguard Target Retirement Trust Plus Fund based on the participant’s year of birth. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations; any excess contributions are refunded to participants in the following year, if applicable.

The Company makes a matching contribution equal to 50% of the first 6% of the participant’s eligible compensation. The Company contributions are invested based on the participant elected allocation. If an allocation is not selected, then the Company contributions are invested in accordance with the participant’s allocation for their employee contributions.

Rollovers into Plan

Participants may elect to rollover one or more account balances from qualified plans, as well as from the Wyeth Coordinated Bargaining Retirement Plan – U.S., into the Plan.

Investment Options

Participants can elect to invest amounts credited to their account in any of the investment funds offered by the Plan and transfer amounts between these funds at any time during the year. Investment elections must be made in multiples of 1%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250 and may be made on a daily basis. Based on the investment option, certain short-term redemption fees may apply.

Each participant in the Plan elects to have his or her contributions and employer matching contributions invested in any one or combination of investment funds in the Plan.

Vesting and Separation from Service

Participants are fully vested at all times in their salary deferral contributions, after-tax contributions, and rollover contributions and all earnings (losses) thereon. A participant is also fully vested in Company matching contributions if the participant has at least five years of vesting service, as defined in the Plan. If a participant has less than five years of continuous service, such participant becomes vested in the Company matching contributions and all earnings (losses) thereon according to the following schedule:

Years of Vesting Service	Vesting Percentage
1 year completed	0%
2 years completed	25%
3 years completed	50%
4 years completed	75%
5 years completed	100%

Regardless of the number of years of vesting service, participants are fully vested in their Company matching contributions account upon reaching age 65 or upon death, if earlier. If a participant’s employment is terminated prior to full vesting, the non-vested portion of the Company matching contributions and all earnings thereon are forfeited and become available to satisfy future Company matching contributions.

Forfeited Amounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2013 and 2012, forfeited nonvested accounts available to reduce future Company matching contributions totaled $15,569 and $45,388, respectively.

Distributions

Participants may withdraw all or any portion of their after-tax contributions. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59½ or for financial hardship, as defined in the Plan, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the plan administrator. The minimum withdrawal for an after-tax or hardship withdrawal is $500; there is no minimum if the participant is over age 59½. Participants are limited to one withdrawal per calendar quarter. Participants cannot make contributions for six months after taking a hardship withdrawal.

Upon termination of employment, participants are entitled to a distribution of their vested account balance in one of two ways: lump-sum or monthly payments of 60, 120, 180, 240, 300, or 360 months. If a participant was in the Plan on or prior to January 1, 1996, he/she may elect a joint and 50% survivor annuity.

Payments commence as soon as practicable following a request, but in no event later than the date of termination or April 1 in the year following the year in which the participant turns 70½ years of age. Participants can elect to defer the distribution of their accounts if the participant’s account balance is greater than $1,000.

Notes Receivable from Participants

Plan participants who have a vested account balance of at least $2,000 may borrow from the vested portion of their account. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The interest rate on all loans is based on the prime rate and is set by the plan administrator. Interest rates on outstanding loans ranged from 4.25% to 9.50% at December 31, 2013 and 2012.

Interest paid by the participant is credited to the participant's account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

For terminating participants who defer distribution of their account balance, repayment of the loan must be made in full. For terminating participants who receive an immediate distribution of their account balance, the distribution will be made net of the outstanding loan balance.

Defaults on participant loans during the year are treated as distributions and are fully taxable to the participants.

Benefit Payments

Benefits are recorded when paid.

Plan Termination

The Plan Sponsor expects to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or its authorized designee. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Contributions from the employer are accrued based upon amounts required to be funded under the provisions of the Plan. Contributions from employees are accrued when deducted from payroll.

Participant Accounts

Each participant account is credited with the participant’s contribution, investment earnings (losses), and Company contributions, and such accounts may be charged with certain investment fees, depending on the investment options. Allocations are based on earnings (losses) or account balance, as defined in the Plan document.

Investment Valuation

Common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds (CCTs), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in Guaranteed Investment Contracts (GICs), Bank Investment Contracts (BICs), Synthetic Investment Contracts (SICs), and Separate Account Contracts (SACs), collectively, investment contracts. The investment contracts within the T. Rowe Price Stable Value Common Trust Fund are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. See Note 5, Investment Contracts, for additional information.

See Note 6, Fair Value Measurements, for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock and Zoetis Inc. common stock, are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments and the change in contract value of the fund holding investments in GICs, BICs, SICs, and SACs. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the difference between the cost of the investments and their fair value at the end of the year.

3.	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Plan Sponsor by letter dated February 20, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Company's counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the (IRS). The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2010.

4.	Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets available for plan benefits were as follows:

	December 31,
	2013	2012

T. Rowe Price Stable Value Common Trust Fund	$24,573,928	$26,487,992
NTGI S&P 500 Equity Index Fund – Lending	20,436,997	18,628,471
BlackRock U.S. Debt Index Fund K	2,459,478	3,396,594

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated in value as follows:

	2013	2012

Net appreciation in investments:
Mutual Funds	$986,588	$590,515
Collective Trusts	7,471,544	4,266,392
Common Stock	504,154	288,790
	$8,962,286	$5,145,697

5.	Investment Contracts

The T. Rowe Price Stable Value Fund consists primarily of GICs, BICs, SICs, and SACs within the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2013 and 2012, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $24 million and $25 million, respectively. The average portfolio yields for the years ended December 31, 2013 and 2012 for the T. Rowe Price Stable Value Common Trust Fund were approximately 2.06% and 2.36%, respectively. The crediting interest rates for the years ended December 31, 2013 and 2012 were approximately 2.29% and 2.45%, respectively.

Traditional investment contracts, such as GICs or BICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan or collective trust fund and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. “Permitted participant-initiated withdrawals” refers to withdrawals from the stable value fund which directly result from participant transactions allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan.

In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the Trust. SICs consist of a portfolio of underlying assets owned by a benefit plan and a wrap contract issued by a financially responsible third party, typically an insurance company, bank, or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust. SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan’s or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law. SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2, Summary of Significant Accounting Policies: Investment Valuation, for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2013 and 2012:

Investments at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$20,554,266	$-	$20,554,266
US Small/Mid Cap Equity	-	2,664,430	-	2,664,430
Fixed Income	-	27,129,388	-	27,129,388
Retirement Target Date	-	10,424,456	-	10,424,456
	-	60,772,540	-	60,772,540
Mutual Funds:
US Large Cap Equity	851,697	-	-	851,697
US Small/Mid Cap Equity	1,291,336	-	-	1,291,336
Non-US Equity	2,603,597	-	-	2,603,597
Self-directed BrokerageLink	77,270	-	-	77,270
	4,823,900	-	-	4,823,900
Common Stocks:
Pfizer Inc. Common Stock	2,868,714	-	-	$2,868,714
Zoetis Inc. Common Stock	21,837	-	-	21,837
	2,890,551	-	-	2,890,551
Total Investments at Fair Value	$7,714,451	$60,772,540	$-	$68,486,991

	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common/Collective Trusts:
US Large Cap Equity	$-	$18,628,471	$-	$18,628,471
US Small/Mid Cap Equity	-	2,011,431	-	2,011,431
Fixed Income	-	30,207,681	-	30,207,681
Retirement Target Date	-	7,517,257	-	7,517,257
	-	58,364,840	-	58,364,840
Mutual Funds:
US Large Cap Equity	780,532	-	-	780,532
US Small/Mid Cap Equity	719,425	-	-	719,425
Non-US Equity	2,179,966	-	-	2,179,966
Self-directed BrokerageLink	51,478	-	-	51,478
	3,731,401	-	-	3,731,401

Pfizer Inc. Common Stock	2,154,372	-	-	2,154,372

Total Investments at Fair Value	$5,885,773	$58,364,840	$-	$64,250,613

7.	Related-Party Transactions

The trustee of the Plan, Northern Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The record keeper of the Plan, Fidelity Management Trust Company, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. The Plan also invests in shares of the Plan sponsor; therefore, these transactions qualify as party-in-interest transactions.

8.	Reconciliation of Financial Statements to Form 5500

Investments in the T. Rowe Price Stable Value Common Trust Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2012 and expected to be filed for 2013:

	December 31,
	2013	2012

Net assets available for plan benefits per the financial statements	$69,367,675	$64,510,622
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value	343,419	1,091,783
Net assets available for plan benefits per the Form 5500	$69,711,094	$65,602,405

The following is a reconciliation of total investment income per the financial statements to the Form 5500 for the year ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012

Total investment income per the financial statements	$9,472,084	$6,042,191
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at end of year	343,419	1,091,783
Adjustment of T. Rowe Price Stable Value Common Trust Fund from contract value to fair value at beginning of year	(1,091,783)	(980,005)
Total investment income per the Form 5500	$8,723,720	$6,153,969

9.	Subsequent Events

At the close of business on June 25, 2014, the fiduciary and investment manager of the Zoetis Stock Fund, Evercore Trust Company, N.A. (Evercore), directed the Northern Trust Company, the Plan’s trustee, to liquidate the shares of Zoetis stock in the Zoetis Stock Fund. Once the sale of the Zoetis stock is completed, Evercore has directed Fidelity Management Trust Company, the Plan’s record keeper, to transfer the remaining assets in the Zoetis Stock Fund to each participant’s QDIA fund. This transaction is expected to be complete by July 7, 2014

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 26, 2014, the date at which the financial statements were available to be issued, and determined there were no additional items to disclose.

WYETH UNION SAVINGS PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2013

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			93,657	$2,268,322	$2,868,714
	Zoetis Inc. Common Stock	Common stock			668	14,953	21,837
	Total common stocks					2,283,275	2,890,551

*	NTGI - S&P 500 Equity Index Fund - Lending	Collective trust fund			3,518	12,704,363	20,436,997
*	NTGI - Russell 2000 Equity Index Fund -
	Lending	Collective trust fund			1,741	1,639,895	2,664,430
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund			51,469	51,469	51,469
	Blackrock US Debt Index Fund K	Collective trust fund			81,480	2,303,426	2,459,478
	Blackrock US TIPS Index Fund K	Collective trust fund			3,508	47,060	44,513
	Robeco Large Cap Value Equity Fund	Collective trust fund			7,696	114,697	117,269
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			24,188,258	24,230,519	24,573,928
	Vanguard Target Retirement Income Trust Plus	Collective trust fund			53,997	1,729,685	1,888,815
	Vanguard Target Retirement Trust 2015 Plus	Collective trust fund			10,257	361,470	393,567
	Vanguard Target Retirement Trust 2020 Plus	Collective trust fund			75,763	2,470,956	3,003,250
	Vanguard Target Retirement Trust 2025 Plus	Collective trust fund			18,737	682,552	762,395
	Vanguard Target Retirement Trust 2030 Plus	Collective trust fund			70,766	2,200,280	2,958,722
	Vanguard Target Retirement Trust 2035 Plus	Collective trust fund			3,988	152,159	171,038
	Vanguard Target Retirement Trust 2040 Plus	Collective trust fund			26,519	817,910	1,154,639
	Vanguard Target Retirement Trust 2045 Plus	Collective trust fund			550	18,949	23,934
	Vanguard Target Retirement Trust 2050 Plus	Collective trust fund			1,106	42,076	48,205
	Vanguard Target Retirement Trust 2055 Plus	Collective trust fund			457	17,089	19,891
	Total common/collective trust funds					49,542,294	60,772,540

	Dodge & Cox International Stock Fund	Mutual fund			44,333	1,526,691	1,908,082
*	Fidelity Large Cap Growth Fund	Mutual fund			7,115	702,485	851,697
*	Fidelity Low Price Stock Fund	Mutual fund			10,911	462,827	539,237
*	Fidelity Mid Cap Stock Fund	Mutual fund			14,066	437,992	555,604
	T. Rowe Price Small Cap Stock Fund	Mutual fund			4,410	164,509	196,495
	Oppenheimer Developing Markets Fund I	Mutual fund			18,513	609,125	695,515
						3,903,629	4,746,630

	Self-Directed Brokerage Account	Mutual fund					77,270
	Total mutual funds						4,823,900

	Total investments						68,486,991

*	Notes receivable from participants	Interest Rates: 4.25% - 9.50%					1,226,593
		Maturity Dates: 2014 - 2025
	Total						$69,713,584

	* Party-in-interest as defined by ERISA

	See accompanying report of independent registered public accounting firm.

WYETH UNION SAVINGS PLAN
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2013
(thousands of dollars)

					(h)
					Current
					value of
(a)	(b)	(c)	(d)	(g)	asset on	(i)
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

NTGI - S&P 500 Equity Index Fund - Lending	Collective trust fund	$2,222,505	$-	$2,222,505	$2,222,505	$-
NTGI - S&P 500 Equity Index Fund - Lending	Collective trust fund	-	5,810,258	4,062,083	5,810,258	1,748,175
T. Rowe Price Stable Value Common Trust Fund	Collective trust fund	4,564,909	-	4,564,909	4,564,909	-
T. Rowe Price Stable Value Common Trust Fund	Collective trust fund	-	5,580,513	5,580,513	5,580,513	-
NTGI Collective Government Short Term Investment Fund*	Common / Collective Trust (CCT) shares – 758 purchases	21,489,460	-	21,489,460	21,489,460	-
NTGI Collective Government Short-Term Investment Fund*	CCT shares – 1,514 sales	-	21,453,483	21,453,483	21,453,483	-

*  Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
.

WYETH UNION SAVINGS PLAN

	By:	/s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee
Date: June 26, 2014